Via Facsimile and U.S. Mail
Mail Stop 4720

May 11, 2010

Peter J. Anderson
Chief Financial Officer
Prestige Brands Holdings, Inc.
90 North Broadway
Irvington, New York 10533

Re: Prestige Brands Holdings, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Schedule 14A Filed July 2, 2009
File No. 001-32433

Dear Mr. Anderson:

We have completed our review of your Forms 10-K and Schedule 14A and have no further comments at this time.

Sincerely,

Joel Parker
Accounting Branch Chief